February 14, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
Larry G. Brady
Senior Vice President, Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, Oregon 97035

RE:  	The Greenbrier Companies, Inc. (the "Company")
      Form 10-K For the Year Ended August 31, 2004
      File No. 001-13146

Dear Mr. Brady:

      Based upon an examination restricted solely to considerations of the Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the
Company, advise the staff of the reason thereof.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within fifteen (15) business days.


Form 10-K For the Fiscal Year Ended August 31, 2004

Item 7- Management Discussion and Analysis of Financial Condition and
Results of Operations
Liquidity and Capital Resources, page 15

1. Refer to your table of contractual obligations on page 17. We believe registrants should include scheduled interest payments in the table. A footnote to the table should so state. In addition, you should evaluate whether or not you can reasonably estimate the amount and timing of payments you will be obligated to make under interest rate swap agreements to determine whether you can provide meaningful information in the table. Clarify whether and how you have made such an estimate in the footnotes to the table.

2. Finally, we note that you have not included subordinated debt in the table. If long-term obligations are omitted, the nature of the obligations and the reasons for their exclusion should be explained in a footnote to the table. Please revise to clarify in future filings, as applicable.

Critical Accounting Policies, page 18

3. We believe that your discussions of critical accounting policies and estimates should supplement, not duplicate, the descriptions provided in the accounting policies footnote to the financial statements. Your discussion should include an analysis of the uncertainties involved in applying the principle or estimate. Explain why your estimates and assumptions are uncertain or are difficult to measure or value. Describe how you arrived at your estimate and indicate the accuracy of your previous estimates and how the estimate has changed in the past. Address whether the estimate is likely to change in the future. Please see FRR 72 for guidance.

Foreign Currency Exchange Risk, page 19

4. You state that it is not possible to predict the impact of a movement in foreign currency exchange rates on future operating results because of the variety of currencies in which purchases and sales are transacted. If your market risk exposures are material, you are required to provide the quantitative disclosures specified by
Item 305 of Regulation S-K. We assume that you have concluded that your exposure is not material. If our understanding is correct, please clarify in future filings. Your current presentation is confusing.



Notes to the Consolidated Financial Statements
Note 1- Nature of Operations, page 24

5. During the 2004 fiscal year, you reclassified European
operations
from discontinued operations to continuing operations.  Please tell
us and revise to disclose how you accounted for the change to the plan of sale. Your response should demonstrate compliance with paragraphs 38 through 40 of SFAS 144, as applicable. Additional disclosures may be appropriate under the requirements of paragraph 48 as well.

Note 2- Summary of Significant Accounting Policies
Principles of Consolidation, page 24

6. We note that you have elected to present an unclassified balance sheet and that you do not consider it practicable to provide a consolidating balance sheet as a footnote to the consolidated statements or as additional information in Management`s Discussion and Analysis. We understand, from your previous letters to the staff, that approximately 50% of your balance sheet consists of leasing assets. As indicated in SFAS 6, enterprises in certain specialized industries such as finance present unclassified balance sheets as the current/noncurrent distinction is deemed in practice to have little or no relevance. Further, you believe that the activities of your leasing and servicing segment and your manufacturing segment are so intertwined that to attempt to separate them on your balance sheet would not be meaningful to the users of the financial statements and may result in the development of misleading conclusions. If you continue to believe that your current presentation of an unclassified balance sheet is more meaningful and appropriate, for the reasons outlined in your letter to the staff dated July 29, 2002, please describe the reasons for your conclusions in a footnote to the financial statements.

Inventories, page 24

7. You state that you carry railcar inventories that are held for sale or refurbishment at cost. Please tell us whether you account for these inventories under the lower of cost or market policy you apply to your other inventories.

8. It is not clear whether you have a valuation allowance for excess or obsolete inventory. As appropriate, please revise to disclose the valuation and qualifying account information required by Rule 5-04 of
Regulation S-X, or supplementally explain why no additional disclosures are considered necessary.



Property plant and equipment, page 24

9. Please revise to include the range of depreciable lives by major asset types, in accordance with APB 12, paragraph 5.

Contingent Rental Assistance

10. Based on your disclosures it seems that you have not applied
FIN
45 to any of your contracts as of August 31, 2004. Please tell us whether you have issued or modified any guarantees after December
31,
2002.

Maintenance Obligations, page 27

11. We see that you are responsible for maintenance on a portion of the lease fleet under the contractual terms of the underlying lease or management agreement. You record an estimated liability based upon maintenance histories for each type and age of railcar. You periodically update the liability based upon trends and known future repair requirements. Supplementally tell us more about the nature and type of maintenance these railcars require. Do they require any type of periodic major overhaul? Please also explain how your accounting methodology recognizes maintenance expenses in the proper period. That is, if the related lease or management agreements are for five or ten year terms, are you recording an estimated liability for the entire term at the inception of the contract? If the terms of the leases generally designate a portion of the lease payments to cover maintenance and repairs in a manner similar to executory costs, when are these payments received and when and how do you record and classify them? Please advise.

12. As a related matter, there appears to be no direct relationship between variances in revenues and variances in your accrued maintenance and warranty balances. Please supplementally explain this apparent inconsistency and describe the major factors responsible for variances in maintenance and warranty accruals over the three year period for which income statements have been presented. We may have further comment upon review of your response.

Note 9 - Unconsolidated Subsidiaries, page 29

13. We see that you have presented summarized financial data for your joint venture with Bombardier. Supplementally support your conclusion that separate financial statements were not required for fiscal 2003 under Rule 3-09 of Regulation S-X. Specifically, please provide us with your income test computations for that fiscal period prepared in accordance with the guidance in Rule 1-02 (w) (3) of Regulation S-X.
Note 14- Subordinated Debt, page 30

14. We note that the seller of the railcars purchased through the subordinated debt, may under certain conditions repurchase the railcars for the original acquisition cost and exercised that option.
To the extent practicable, please tell us how the original acquisition cost compares to the carrying values of the equipment and the outstanding balances of the notes. How will the exchange be valued and accounted for? Was the original transaction a sale-leaseback? Please advice supplementally?

Form 10-Q for the period November 30, 2004,
Note 9 - Segment Information, page 9

15. Additional disclosures regarding segments are required in interim period information. At a minimum, it appears that segment profit or loss should be presented pursuant to paragraph 33-c of SFAS 131.
Please revise as appropriate in future filings.

Note 10- Commitments and Contingencies, page 9
16. We note that litigation was initiated on November 3, 2004, which alleges the failure of a component part on a railcar resulted in a derailment and a chemical spill. The complaint also alleges damages in excess of $14 million. What consideration was given to disclosing this matter as a subsequent event in your financial statements for August 31, 2004?


Other

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Juan Migone at (202) 942-1771 or Margery Reich, at
(202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 942-1995 with any other questions.

								Sincerely,


								David R. Humphrey
      Branch Chief-Accountant


Via facsimile:  Larry G. Brady
		(503) 684-7553
??

??

??

??

Larry G. Brady
The Greenbrier Companies, Inc.
February 14, 2005
Page 1